As filed with the Securities and Exchange Commission on June 15, 2007

Securities Act Registration No. 333-138996
Investment Company Act File Number 814-176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM N-2
Registration Statement Under The Securities Act Of 1933:	☐

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 1:	☒

___________

HARRIS & HARRIS GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

111 West 57th Street
Suite 1100
New York, New York 10019
(Address of Principal Executive Offices)

(212) 582-0900
(Registrant’s Telephone Number, including Area Code)

Charles E. Harris, Chairman, CEO
111 West 57th Street
Suite 1100
New York, New York 10019
(Name and Address of Agent for Service)
___________

Copies to:

Sandra M. Forman, Esq.	Richard T. Prins, Esq.
General Counsel	Skadden, Arps, Slate, Meagher & Flom LLP
Harris & Harris Group, Inc.	Four Times Square
111 West 57th Street, Suite 1100	New York, New York 10036
New York, NY 10019	(212) 735-3000
(212) 582-0900
__________________

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement
___________

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

This post-effective amendment no. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-138996) is being filed pursuant to Rule 462(d) under the Securities Act of 1933 (the “Securities Act”), solely for the purpose of adding additional exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not change any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)    Financial Statements - The following financial statements have been incorporated by reference into the registration statement in “Part A: Information Required in a Prospectus”:

(a) Annual Report on Form 10-K

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Assets and Liabilities as of December 31, 2006, and 2005

Consolidated Statements of Operations for the years ended December 31, 2006, 2005, and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004

Consolidated Statements of Changes in Net Assets for the years ended December 31, 2006, 2005, and 2004

Consolidated Schedule of Investments as of December 31, 2006, and 2005

Notes to Consolidated Schedule of Investments

Notes to Consolidated Financial Statements

Financial Highlights for the years ended December 31, 2006, 2005, and 2004

Statements, schedules and historical information other than those listed above have been omitted since they are either not applicable, or not required or the required information is shown in the financial statements or notes thereto.

(2)    Exhibits:

(a)    (1) Restated Certificate of Incorporation of Harris & Harris Group, Inc., dated September 23, 2005, incorporated by reference as Exhibit 99 to Form 8-K filed on September 27, 2005.

 (2) Certificate of Amendment of the Certificate of Incorporation of Harris & Harris Group, Inc., dated May 19, 2006, incorporated by reference as Exhibit 3.1 to the Company's Form 10-Q filed on August 9, 2006.

(b)	Restated By-laws of the Company.(3)

(c)	Not applicable.

(d)	Form of Specimen Certificate of Common Stock.(2)

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)   (1) Form of Placement Agent Agreement.(1)

(2) Form of Subscription Agreement.(1)

(i)    (1) Harris & Harris Group, Inc. Amended and Restated Employee Profit-Sharing Plan, incorporated by reference as Appendix A to the Company’s Proxy Statement for the 2002 Annual Meeting of Shareholders (File No. 000-11576) filed on September 3, 2002.

(2) Harris & Harris Group, Inc., 2006 Equity Incentive Plan, incorporated by reference as Appendix B to the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders filed on April 3, 2006.

(3) Form of Incentive Stock Option Agreement incorporated by reference as Exhibit 10.1 to the Company's Form 8-K filed on June 26, 2006.

(4) Form of Non-Qualified Stock Option Agreement, incorporated by reference as Exhibit 10.2 to the Company's Form 8-K filed on June 26, 2006.

(5) Form of 10b5-1 Plan.(2)

(6) Harris & Harris Group, Inc. Directors Stock Purchase Plan 2001.(2)

(7) Amended and Restated Employment Agreement by and between Harris & Harris Group, Inc. and Charles E. Harris dated October 14, 2004, incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on October 15, 2004.

(8) Severance Compensation Agreement by and between the Company and Charles E. Harris dated August 15, 1990.(3)

(9) Deferred Compensation Agreement, incorporated by reference as Exhibit 10.5 to the Company’s Form 10-K for the year ended December 31, 2004 filed on March 16, 2005.

(10) Amendment No. 4 to Deferred Compensation Agreement, incorporated by reference as Exhibit 10 to the Company's Form 10-Q filed on August 9, 2006.

(11) Amendment No 2. to Deferred Compensation Agreement, incorporated by reference as Exhibit 10.1 to the Company's Form 8-K filed on October 15, 2004.

(12) Amendment No. 1 to Deferred Compensation Agreement, incorporated by reference as Exhibit 10.2 to the Company's Form 10-Q filed on May 14, 2003.

(13) Trust Under Harris & Harris Group, Inc. Deferred Compensation Agreement.(2)

(14) Harris & Harris Group, Inc., Executive Mandatory Retirement Plan, incorporated by reference as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2003, filed on May 14, 2003.

(j)	Harris & Harris Group, Inc. Custodian Agreement with JP Morgan.(3)

(k)   (1)  Form of Indemnification Agreement which has been established with all directors and executive officers of the Company.(3)

(l)	Opinion letter of Skadden, Arps, Slate, Meagher & Flom, LLP.(4)

(m)	Not applicable.

(n)	Consent of the Independent Registered Public Accounting Firm.(4)

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)	Code of Ethics Pursuant to Rule 17j-1, incorporated by reference as Exhibit 99 to Form 8-K filed on November 3, 2006.

(s)	Powers of Attorney.(2)(4)

(1)      Filed herewith.

(2)      Previously filed with the Company's Registration Statement on Form N-2 (333-138996) filed on November 29, 2006.

(3)      Previously filed with Pre-Effective Amendment 1 to the Company's Registration Statement on Form N-2 (333-112862) filed on March 22, 2004.

(4)      Previously filed with Pre-Effective Amendment 2 to the Company’s Registration Statement on Form N-2 (333-138996) filed on April 23, 2007.

Item 26. Marketing Arrangements

The information contained under the heading "Plan of Distribution" on page 72 of the Prospectus is incorporated herein by reference, and any information concerning any other underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with this offering described in this Registration Statement:

Registration fees	$7,500
Nasdaq listing fee	$35,500
Printing (other than stock certificates)	$42,000
Accounting fees and expenses	$45,000
Legal fees and expenses	$100,000
Miscellaneous	$100,000
Total	$330,000

Item 28. Persons Controlled by or Under Common Control with Company

At December 31, 2006	Organized under laws of	Percentage of voting securities owned by the Registrant
Harris & Harris Enterprises, Inc.	Delaware	100%

Item 29. Number of Holders of Securities (as of June 15, 2007)

Title of class	Number of record holders
Common Stock, $.01 par value	136

Item 30. Indemnification

Article 8 ("Article 8") of our Certificate of Incorporation, as adopted by our board of directors in October 1992, and approved by our shareholders in December 1992 and restated in September 2005, provides for the indemnification of our directors and officers to the fullest extent permitted by applicable New York law, subject to the applicable provisions of the 1940 Act.

Scope of Indemnification Under New York Law. BCL §§ 721-726 provide that a director or officer of a New York corporation who was or is a party or a threatened party to any threatened, pending or completed action, suit or proceeding (i) shall be entitled to indemnification by the corporation for all expenses of litigation when he is successful on the merits, (ii) may be indemnified by the corporation for judgments, fines, and amounts paid in settlement of, and reasonable expenses incurred in, litigation (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and for a purpose he reasonably believed to be in or not opposed to the best interest of the corporation (and, in criminal proceedings, had no reasonable cause to believe that his conduct was unlawful), and (iii) may be indemnified by the corporation for amounts paid in settlement and reasonable expenses incurred in a derivative suit (i.e., a suit by a shareholder alleging a breach of a duty owed to the corporation by a director or officer) even if he is not successful on the merits, if he acted in good faith, for a purpose which he believed to be in, or not opposed to, the best interest of the corporation. However, no indemnification may be made in accordance with clause (iii) if he is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability and in view of all of the circumstances, he is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above and the advancement of litigation expenses, may be made only upon a determination by (i) a majority of a quorum of disinterested directors, (ii) independent legal counsel, or (iii) the shareholders that indemnification is proper because the applicable standard of conduct has been met. In addition, litigation expenses to a director or officer may only be made upon receipt of an undertaking by the director or officer to repay the expenses if it is ultimately determined that he is not entitled to be indemnified. The indemnification and advancement of expenses provided for by BCL §§ 721-726 are not deemed exclusive of any rights the indemnitee may have under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise. When any action with respect to indemnification of directors is taken by amendment to the by-laws, resolution of directors, or agreement, the corporation must mail a notice of the action taken to its shareholders of record by the earlier of (i) the date of the next annual meeting, or (ii) fifteen months after the date of the action taken.

The foregoing provisions are subject to Section 17(h) of the 1940 Act, which provides that neither the certificate of incorporation or by-laws nor any agreement may protect any director or officer against any liability to the Company or any of its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties.

The Indemnification Agreements. Pursuant to the Indemnification Agreement, the Company would indemnify the indemnified director or officer (the "Indemnitee") to the fullest extent permitted by New York law as in effect at the time of execution of the Indemnification Agreement and to such fuller extent as New York law may permit in the future, subject in each case to the applicable provisions of the 1940 Act. An Indemnitee would be entitled to receive indemnification against all judgments rendered, fines levied, and other assessments (including amounts paid in settlement of any claims, if approved by the Company), plus all reasonable costs and expenses (including attorneys’ fees) incurred in connection with the defense of any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative (an "Action"), related to or arising from (i) any actual or alleged act or omission of the Indemnitee at any time as a director, officer, employee, or agent of the Company or any of its affiliates or subsidiaries, or (ii) the Indemnitee’s past, present, or future status as a director, officer, employee or agent of the Company or any of its affiliates or subsidiaries. An Indemnitee would also be entitled to advancement of all reasonable costs and expenses incurred in the defense of any Action upon a finding by a court or an opinion of independent counsel that the Indemnitee is more likely than not to prevail. If the Company makes any payment to the Indemnitee under the Indemnification Agreement and it is ultimately determined that the Indemnitee was not entitled to be indemnified, the Indemnitee would be required to repay the Company for all amounts paid to the Indemnitee under the Indemnification agreement. An Indemnitee would not be entitled to Indemnification or advancement of expenses under the Indemnification Agreement with respect to any proceeding or claim brought by him against the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

We maintain directors’ and officers’ liability insurance.

Item 31. Business and Other Connections of Investment Adviser

Not applicable because the Company has no investment adviser.

Item 32. Location of Accounts and Records

Certain accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated there under are maintained at the offices of the Company at 111 West 57th Street, Suite 1100, New York, New York 10019. Certain accounts, books and other documents pertaining to the Company’s subsidiaries are maintained at 111 West 57th Street, Suite 1100, New York, New York 10019.

Item 33. Management Services

Global Shares provides stock plan administration services for our Equity Incentive Plan. The total cost of these services for 2007 is estimated to be $17,500.

Item 34. Undertakings

1.	We undertake to suspend the offering of shares until we amend our prospectus if:

(1)
subsequent to the effective date of this Registration Statement, the net asset value per share declines more than 10 percent from our net asset value per share as of the effective date of the Registration Statement; or

(2)	the net asset value increases to an amount greater than our net proceeds as stated in the Prospectus.

2.	Not applicable.

3.	Not applicable.

4.	We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)
to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration State-ment or any material change to such information in the Registra-tion Statement.

(b)
that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)
that for the purposes of determining any liability under the Securities Act of 1933, each filing of our annual report or quarterly reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	We hereby undertake:

(a)
that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 497(e) and Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b)
that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 15th day of June, 2007.

HARRIS & HARRIS GROUP, INC.

By:	Charles E. Harris
Name: Charles E. Harris
Title: Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Charles E. Harris	Chairman of the Board and	June 15, 2007
Charles E. Harris	Chief Executive Officer (Principal Executive Officer)

/s/ Douglas W. Jamison	President, Chief Operating Officer	June 15, 2007
Douglas W. Jamison	and Chief Financial Officer (Principal Financial Officer)

/s/ Patricia N. Egan	Chief Accounting Officer, Senior	June 15, 2007
Patricia N. Egan	Controller and Vice President

*	Director	June 15, 2007
W. Dillaway Ayres, Jr.

*	Director	June 15, 2007
Dr. C. Wayne Bardin

*	Director	June 15, 2007
Dr. Phillip A. Bauman

*	Director	June 15, 2007
G. Morgan Browne

*	Director	June 15, 2007
Dugald A. Fletcher

*	Director	June 15, 2007
Kelly S. Kirkpatrick

*	Director	June 15, 2007
Lori D. Pressman

*	Director	June 15, 2007
Charles E. Ramsey

*	Director	June 15, 2007
James E. Roberts

*	Director	June 15, 2007
Richard P. Shanley

*By:      Charles E. Harris
         Attorney-in-fact

EXHIBITS

(h)   (1) Form of Placement Agency Agreement.

(2) Form of Subscription Agreement.